Douglas A. Neugold

Board Director | Former Public Company Chairman, CEO & President | Technology Investor

Goshen, Connecticut, United States

BOARD-LEVEL TECHNOLOGY EXECUTIVE WITH DEEP EXPERIENCE IN VALUE CREATION, GLOBAL OPERATIONS & STRATEGIC TRANSACTIONS

Douglas A. Neugold is a seasoned public-company executive, board chairman, technology investor and operating leader with more than four decades of experience across semiconductors, specialty materials, life sciences and emerging technology. He has led global organizations through growth, portfolio transformation, acquisition integration, new-market development and strategic exit.

As Chairman, Chief Executive Officer and President of NASDAQ-listed ATMI, Inc., Neugold led a global technology company serving advanced semiconductor and life-sciences markets. ATMI employed more than 700 people across the United States, Asia and Europe. During his tenure, the company developed leadership positions in high-purity materials, materials delivery systems and single-use bioprocess technologies. In 2014, ATMI was acquired by Entegris in a transaction valued at approximately $1.15 billion.

Today, he focuses on board leadership and investment in high-potential technology companies. His board work spans autonomous systems, biotechnology, biomanufacturing and medical technology, with emphasis on strategy, capital formation, governance, commercialization and executive mentoring.

Selected Board & Investment Leadership

Target Arm Inc.
Director

2021 - Present | Connecticut

Board director for an emerging autonomous systems company focused on launch and recovery of drones from moving vehicles and vessels. Provides strategic, operational and tactical guidance to management, with particular focus on scaling, commercialization, capital formation and company-building.

Univercells SA
Chairman of the Board

2016 - Present | Belgium

Chairman of a biotechnology platform company focused on innovative, cost-efficient biomanufacturing solutions. Advises on major strategic, financial, operational and governance matters and serves across board committee responsibilities.

Rebion
Director & Investor

2019 - Present | Boston, Massachusetts

Director and investor in a medical technology company. Provides senior-level guidance on strategy, capitalization, commercialization and organizational development.

Definitive Biotechnologies
Director & Investor

2021 - Present

Director and investor supporting corporate strategy, fundraising, commercial development and management decision-making.

Current Board Leadership

Target Arm Inc.
Director, 2021 - Present

Univercells SA
Chairman of the Board, 2016 - Present

Rebion
Director & Investor, 2019 - Present

Definitive Biotechnologies
Director & Investor, 2021 - Present

Core Expertise

- Public company leadership
- Board governance
- M&A; and strategic transactions
- Semiconductor materials
- Life sciences and bioprocessing
- Global operations
- Technology commercialization
- Growth-stage investing

Education

Clarkson University
B.S., 1982

Recognition

Clarkson Golden Knight Award
Recipient, 2012

Longtime Clarkson donor and alumni supporter

Industry Leadership

SEMI
Former Chairman

Former director of Semiconductor Equipment and Materials International, the global semiconductor industry association

Executive Scope

Chairman and CEO

President and COO

Global P&L; leadership

Asia operations

Corporate strategy

Technology portfolio management

Strategic acquisitions

Shareholder value creation

Career Foundation

Johnson Matthey plc
Progressive executive and operating roles across electronic materials, Singapore and broader Asia

Board Perspective

Public and private companies

Global technology markets

Founder and CEO mentoring

Capital allocation

Strategic alternatives

Risk and governance

Executive Leadership

ATMI, Inc.
Chairman, Chief Executive Officer & President
2011 - 2014 | Danbury, Connecticut

Led NASDAQ-listed ATMI through its final period as an independent public company. Responsible for corporate strategy, operations, technology portfolio, capital allocation, executive leadership and shareholder value creation. Oversaw a global workforce of more than 700 employees with facilities across the United States, Asia and Europe. ATMI was acquired by Entegris in 2014 for approximately $1.15 billion.

ATMI, Inc.
President & Chief Executive Officer
2005 - 2011

Led the company through continued transformation around advanced semiconductor materials, high-purity materials handling and life-sciences technologies. Drove new-market development, strategic customer relationships, product strategy and executive-team development.

ATMI, Inc.
President & Chief Operating Officer; Director
2003 - 2005

Directed worldwide operations and served on the public-company board. Helped execute ATMI's shift toward a more focused materials and materials-packaging strategy for advanced semiconductor processes.

ATMI, Inc.
President; EVP Materials; Vice President, SDS / NovaSource
1998 - 2003

Joined ATMI in 1998 and advanced rapidly through operating leadership roles. Built global commercial programs, integrated specialty-materials businesses and established global product management capabilities before being appointed President in 2000.

Johnson Matthey plc
President, Semiconductor Packages Group; Director, Asian Operations; Earlier Commercial & Operating Roles
1980s - 1998 | United States and Asia

Built a broad operating foundation in electronic materials through progressively senior roles in sales, product management, marketing, business management and international operations. Led Singapore and broader Asian operations before becoming Vice President and then President of the Semiconductor Packages Group.

Selected Leadership Impact

• Led ATMI to a global leadership position supplying sophisticated materials and delivery systems used in advanced chip and display manufacturing.

• Helped build and expand ATMI's presence in single-use bioprocessing, including strategic investment and acquisition activity in emerging life-sciences technologies.

• Served as Chairman of SEMI, providing industry-level leadership across the global semiconductor equipment and materials ecosystem.

• Recognized by Clarkson University with its Golden Knight Award in 2012 and has remained an active donor and alumni supporter.

• Brings a combination of public-company governance, operating discipline, technology commercialization, international management and early-stage investment experience to growth-company boards.